EXHIBIT 2

REPORTING PERSON TRANSACTIONS OF

COMMON STOCK DURING THE PAST 60 DAYS

Reporting Person Effecting Transaction	Date	Type of Transaction	Number of Shares	Price Per Share	How Transaction Effected
Shah Opportunity	8/5/2020	Buy	1,500	1.05	Open Market
Shah Opportunity	8/11/2020	Buy	298,500	0.91	Open Market
Shah Opportunity	8/25/2020	Buy	100,000	0.58	Open Market
Shah Opportunity	9/25/2020	Buy	500,000	0.60	Open Market
Shah Opportunity	9/29/2020	Buy	37,611	0.50	Open Market